EXHIBIT 4.1

Microchip Technology Incorporated
2355 West Chandler Boulevard
Chandler, Arizona 85224-6199

January 29, 2007

Wells Fargo Bank, N.A., successor to
Norwest Bank Minnesota, N.A.
161 North Concord Exchange
P. O. Box 738
South St. Paul, MN 55075-0738
Attention: Shareowner Services

Re: First Amendment to Rights Agreement

Ladies and Gentlemen:

Pursuant to Section 27 of the Amended and Restated Preferred Shares Rights Agreement, dated as of October 11, 1999 (the "Rights Agreement"), between Microchip Technology Incorporated, a Delaware corporation (the "Company"), and Wells Fargo Bank, N.A., successor to Norwest Bank Minnesota, N.A., as rights agent (the "Rights Agent"), the Company, by resolution adopted by its Board of Directors on January 29, 2007, hereby amends the Rights Agreement as follows (this "Amendment"):

1. Section 1(a) of the Rights Agreement is hereby amended and restated in its entirety to read in full as follows:

(a)  "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 18% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 18% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 18% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 18% or more of the Common Shares of the Company then outstanding.

Notwithstanding the foregoing, (i) if the Company's Board of Directors determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement; and (ii) if, as of the date hereof, any Person is the Beneficial Owner of 18% or more of the Common Shares outstanding, such Person shall not be or become an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of 18% or more of the Common Shares then outstanding.”

2. Exhibit C to the Rights Agreement is hereby amended and restated in its entirety to read in full as attached hereto.

3. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

4. This Amendment may be executed in counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6. This Amendment shall be effective as of the date first written above and all references to the Rights Agreement shall from and after such time be deemed to be references to the Rights Agreement as amended hereby.

Very truly yours,

Microchip Technology Incorporated

By: /s/ Gordon W. Parnell

Title: V.P., Chief Financial Officer

Accepted and agreed to as of the effective time specified above:

Wells Fargo Bank, N.A., successor to Norwest Bank Minnesota, N.A
By: /s/ Susan J. Roeder

Title: Vice President

EXHIBIT C

STOCKHOLDER RIGHTS PLAN

MICROCHIP TECHNOLOGY INCORPORATED

Summary of Rights

Distribution and Transfer of Rights and Mailing of Rights Certificate:
The Board of Directors has declared a dividend of one Right for each share of Microchip Technology Incorporated Common Stock outstanding. Prior to the Distribution Date referred to below, the Rights will be evidenced by and trade with the certificates for the Common Stock. After the Distribution Date, Microchip Technology Incorporated (the "Company") will mail Rights certificates to the Company's stockholders and the Rights will become transferable apart from the Common Stock.

Distribution Date:
Rights will separate from the Common Stock and become exercisable following (a) the tenth day after a person or group acquires beneficial ownership of 18% or more of the Company's Common Stock or (b) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 18% or more of the Company's Common Stock.

Preferred Stock Purchasable Upon Exercise of Rights
After the Distribution Date, each Right will entitle the holder to purchase for $250.00 (the "Exercise Price"), a fraction of a share of the Company's Preferred Stock with economic terms similar to that of one share of the Company's Common Stock.

Flip-In:
If an acquiror (an "Acquiring Person") obtains 18% or more of the Company's Common Stock then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of the Company's Common Stock having a then current market value of twice the Exercise Price.

Flip-Over:
If, after an Acquiring Person obtains 18% or more of the Company's Common Stock, (a) the Company merges into another entity, (b) an acquiring entity merges into the Company or (c) the Company sells more than 50% of the Company's assets or earning power, then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Common Stock of the person engaging in the transaction having a then current market value of twice the Exercise Price.

Exchange Provision:
At any time after the date an Acquiring Person obtains 18% or more of the Company's Common Stock and prior to the acquisition by the Acquiring Person of 50% of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for shares of Common Stock of the Company at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Redemption of the Rights:
Rights will be redeemable at the Company's option for $0.01 per Right at any time on or prior to public announcement that a Person has acquired beneficial ownership of 18% or more of the Company's Common Stock (the "Shares Acquisition Date").

Expiration of the Rights:	The Rights expire on the earliest of (a) October 11, 2009 or (b) exchange or redemption of the Rights as described above.
Amendment of Terms of Rights:
The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Voting Rights:	Rights will not have any voting rights.
Anti-Dilution Provisions:	Rights will have the benefit of certain customary anti-dilution provisions.
Taxes:
The Rights distribution should not be taxable for federal income tax purposes. However, following an event which renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

The foregoing is a summary of certain principal terms of the Stockholder Rights Plan only and is qualified in its entirety by reference to the detailed terms of the Amended and Restated Rights Agreement dated as of October 11, 1999, between the Company and the Rights Agent.

THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF THE AMENDED AND RESTATED RIGHTS AGREEMENT BETWEEN MICROCHIP TECHNOLOGY INCORPORATED AND NORWEST BANK MINNESOTA, N.A. DATED AS OF OCTOBER 11, 1999.